SECURITIES AND EXCHANGE COMMISSION
 WASHINGTON, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of
 1934

April 01, 2019

Commission File Number 001-14978

 SMITH & NEPHEW plc
(Registrant's name)

 15 Adam Street
London, England WC2N 6LA
(Address of registrant's principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F X                Form 40-F
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[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).]

Yes                        No X
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[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).]

Yes                      No X
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[Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing information to the
Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of
1934.]

Yes                  No X
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If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b) : 82- n/a.

Smith & Nephew acquires developer of unique pressure injury prevention device, Leaf Healthcare, Inc.

1 April 2019

Smith & Nephew plc (LSE:SN, NYSE:SNN), the global medical technology business, today announces that it has agreed to acquire Leaf Healthcare, Inc, the developer of the unique Leaf Patient Monitoring Systemfor pressure injury prevention and patient mobility monitoring. The transaction follows Smith & Nephew's successful two-year partnership with Leaf Healthcare as an exclusive distributor and strategic investor.

The Leaf Patient Monitoring System is comprised of a small, lightweight, wearable sensor that wirelessly monitors a patient's position and their mobility whilst in a hospital. The tracking data is used to automate and document the compliance with prescribed turn protocols for patients at risk for pressure injuries.

An estimated 2.5 million pressure injuries are treated each year in US acute care facilities alone1, with an estimated annual burden of $11 billion in the United States2. National Pressure Ulcer Advisory Panel (NPUAP) guidelines recommend a prevention protocol for high-risk patients that includes prophylactic foam dressings, preventative skin care including pH balanced skin cleanser, and patient repositioning with early mobilisation3. The Leaf Patient Monitoring System together with Smith & Nephew's ALLEVYN◊LIFE and ALLEVYN GENTLE BORDER and SECURA◊ Skin Care products provide a comprehensive portfolio to help customers achieve and optimise pressure injury prevention protocols.

In January 2018, an independently conducted Randomized Controlled Trial (RCT) from Stanford University evaluated optimal patient repositioning and found that the Leaf Patient Monitoring System induced a 43% relative increase in turning protocol compliance in high-risk patients. Patients treated with the Leaf sensor were 73% less likely to develop a pressure injury4.

 "Consistent with our initial strategic investment, Smith & Nephew is focused on providing not just products to treat conditions, but also supporting clinicians with technologies designed for prevention as well as treatment, and helping healthcare facilities reduce the cost of care," said Simon Fraser,
President of Advanced Wound Management, Smith & Nephew. "The Leaf Patient Monitoring System is highly complementary to Smith & Nephew's existing wound portfolio and we are excited by the opportunities of expanding this product within our global portfolio."

"The benefits of patient turning and improved patient mobility are well recognised, including the potential for shorter hospital stays," said Barrett Larson, MD, Co-Founder and Chief Executive Officer, Leaf Healthcare. "We are proud of the impact our technology has already made through our existing relationship with Smith & Nephew. We are excited by this new opportunity to deploy our award-winning pressure injury prevention technology through Smith & Nephew's extensive Advanced Wound Management portfolio."

The transaction is expected to close in Q2 2019, subject to the satisfaction of customary conditions, and will be financed from existing cash and debt facilities. The commercial terms have not been disclosed.

1 Reddy M, Gill SS, Rochon PA. Preventing pressure ulcers: a systematic review. Jama. 2006;296:974-84.
2 Russo et el. Hospitalizations Related to Pressure Ulcers, 2006. HCUP Statistical Brief #64. December 2008. Agency for Healthcare Research and Quality, Rockville, MD.
3 National Pressure Ulcer Advisory Panel, European Pressure Ulcer Advisory Panel and Pan Pacific Pressure Injury Alliance. Prevention and Treatment of Pressure Ulcers: Quick Reference Guide. Emily Haesler (Ed.). Cambridge Media: Osborne Park, Australia; 2014
4 Pickham D, Berte N, Pihulic M, Valdez A, Barbara M, Desai M. Effect of a wearable patient sensor on care delivery for preventing pressure injuries in acutely ill adults: A pragmatic randomized clinical trial (LS-HAPI study). Int J Nurs Stud. 2018; 80, 12-19.

Enquiries

Investors
Andrew Swift, Smith & Nephew                                                      +44 (0) 20 7960 2285

Media
Charles Reynolds, Smith & Nephew                                                +44 (0) 1923 477314

Ben Atwell/ Andrew Ward, FTI Strategic Consulting                      +44 (0) 20 3727 1000

About Smith & Nephew

Smith & Nephew is a portfolio medical technology business with leadership positions in Orthopaedics, Advanced Wound Management and Sports Medicine. Smith & Nephew has more than 16,000 employees and a presence in more than 100 countries. Annual sales in 2018 were $4.9 billion. Smith & Nephew is a member of the FTSE100 (LSE:SN, NYSE:SNN).

For more information about Smith & Nephew, please visit our corporate website www.smith-nephew.com and follow us on Twitter, LinkedIn or Facebook.

Forward-looking Statements

This document may contain forward-looking statements that may or may not prove accurate. For example, statements regarding expected revenue growth and trading margins, market trends and our product pipeline are forward-looking statements. Phrases such as "aim", "plan", "intend", "anticipate", "well-placed", "believe", "estimate", "expect", "target", "consider" and similar expressions are generally intended to identify forward-looking statements. Forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause actual results to differ materially from what is expressed or implied by the statements. For Smith & Nephew, these factors include: economic and financial conditions in the markets we serve, especially those affecting health care providers, payers and customers; price levels for established and innovative medical devices; developments in medical technology; regulatory approvals, reimbursement decisions or other government actions; product defects or recalls or other problems with quality management systems or failure to comply with related regulations; litigation relating to patent or other claims; legal compliance risks and related investigative, remedial or enforcement actions; disruption to our supply chain or operations or those of our suppliers; competition for qualified personnel; strategic actions, including acquisitions and dispositions, our success in performing due diligence, valuing and integrating acquired businesses; disruption that may result from transactions or other changes we make in our business plans or organisation to adapt to market developments; and numerous other matters that affect us or our markets, including those of a political, economic, business, competitive or reputational nature. Please refer to the documents that Smith & Nephew has filed with the U.S. Securities and Exchange Commission under the U.S. Securities Exchange Act of 1934, as amended, including Smith & Nephew's most recent annual report on Form 20-F, for a discussion of certain of these factors. Any forward-looking statement is based on information available to Smith & Nephew as of the date of the statement. All written or oral forward-looking statements attributable to Smith & Nephew are qualified by this caution. Smith & Nephew does not undertake any obligation to update or revise any forward-looking statement to reflect any change in circumstances or in Smith & Nephew's expectations.

◊Trademark of Smith & Nephew. Certain marks registered US Patent and Trademark Office.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Smith & Nephew Plc
(Registrant)

Date: April 01, 2019

By: /s/ Susan Swabey
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                                                                                                                              Susan Swabey
                                                                                                                      Company Secretary